November 4, 2008

Securities and Exchange Commission

Division of Corporation Finance

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Julie Bell

Re:

Ryder Funding II LP (the “Registrant”)
Ryder Truck Rental LT
File No. 333-151759

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the Registrant hereby requests that the effective date for the above-referenced Registration Statement on Form S-3 be accelerated so that it will be declared effective at 4:00 p.m., Eastern Standard Time, on Thursday, November 6, 2008, or as soon thereafter as practicable.

The Registrant acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

RYDER FUNDING II LP, as Registrant

By: RYDER TRUCK RENTAL IV LLC, a Delaware limited liability company, its general partner

By: RTR LEASING II, INC., a Delaware corporation, its manager

By: /s/ Flora R. Perez_________

Name:

Flora R. Perez

Title:

Assistant Secretary